                             FEDERAL RESERVE SYSTEM
                              WASHINGTON, DC 20429


                                   FORM 10-QSB


                   QUARTERLY REPORT PURSUANT TO SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                       FOR THE QUARTER ENDED JUNE 30, 2001

                           FDIC CERTIFICATE NO. 34861



                            GATEWAY BANK & TRUST CO.
                (Exact name of bank as specified in its charter)

                                 NORTH CAROLINA
                            (State of Incorporation)


                                   56-2040581
                      (IRS Employer Identification Number)

                             1145 NORTH ROAD STREET
                      ELIZABETH CITY, NORTH CAROLINA 27906
                          (Address of Principal Office)

                                 (252) 334-1511
              (Registrant's Telephone Number, Including Area Code)

                         Securities Registered Pursuant
                          to Section 12(g) of the Act:

                          COMMON STOCK, $5.00 PAR VALUE

Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

The number of shares of the registrant's common stock outstanding as of August 6, 2001 was 2,732,765.

                                                                        Page No.
                                                                        --------

Part I.   FINANCIAL INFORMATION

Item 1 -  Financial Statements (Unaudited)

              Consolidated Balance Sheets
              June 30, 2001 and December 31, 2000........................   3

              Consolidated Statements of Operations
              Three Months and Six Months Ended June 30, 2001 and 2000...   4

              Consolidated Statement of Changes in Stockholders' Equity
              Six Months Ended June 30, 2001 ............................   5

              Consolidated Statements of Cash Flows
              Six Months Ended June 30, 2001 and 2000....................   6

              Notes to Consolidated Financial Statements.................   7

Item 2 -  Management's Discussion and Analysis of Financial Condition
          and Results of Operations......................................   8

Part II.  Other Information

              Item 4. Submission of Matters to a Vote of Securities
                      Holders............................................  11

              Item 6. Exhibits and Reports on Form 8-K...................  11

Part I. Financial Information
Item 1 - Financial Statements

                            GATEWAY BANK & TRUST CO.
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                  June 30,
                                                                                   2001         December 31,
                                                                                (Unaudited)        2000*
                                                                                -----------     ------------
                                                                                          (In Thousands)
ASSETS

Cash and due from banks                                                          $   1,376       $   1,053
Interest-bearing deposits with banks                                                13,317           5,247
Investment securities available for sale, at fair value                             25,497          21,998
Loans                                                                               93,930          75,921
Allowance for loan losses                                                           (1,284)         (1,028)
                                                                                 ---------       ---------
                                                                  NET LOANS         92,646          74,893

Accrued interest receivable                                                            811             834
Stock in Federal Reserve Bank of Richmond, at cost                                     467            --
Stock in Federal Home Loan Bank of Atlanta, at cost                                    675             325
Bank premises and equipment                                                          3,956           3,950
Other assets                                                                         3,062           2,394
                                                                                 ---------       ---------

                                                               TOTAL ASSETS      $ 141,807       $ 110,694
                                                                                 =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
   Demand                                                                        $  11,515       $   8,052
   Savings                                                                           2,016           1,919
   Money market and NOW                                                             16,705          20,760
   Time                                                                             75,152          59,561
                                                                                 ---------       ---------

                                                             TOTAL DEPOSITS        105,388          90,292

Advances from Federal Home Loan Bank                                                13,500           6,500
Accrued expenses and other liabilities                                                 907             461
                                                                                 ---------       ---------

                                                          TOTAL LIABILITIES        119,795          97,253
                                                                                 ---------       ---------

Stockholders' Equity
   Common stock, $5 par value, 20,000,000 shares
     authorized; 2,621,792 and 1,621,792 shares,
     respectively,  issued and outstanding                                          13,109           8,109
   Additional paid-in capital                                                       10,800           7,470
   Accumulated deficit                                                              (2,208)         (2,476)
   Accumulated other comprehensive income                                              311             338
                                                                                 ---------       ---------

                                                 TOTAL STOCKHOLDERS' EQUITY         22,012          13,441
                                                                                 ---------       ---------
Commitments (Note B)
                                                      TOTAL LIABILITIES AND
                                                       STOCKHOLDERS' EQUITY      $ 141,807       $ 110,694
                                                                                 =========       =========

* Derived from audited financial statements


See accompanying notes.

                            GATEWAY BANK & TRUST CO.
                CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
--------------------------------------------------------------------------------

                                                      Three Months Ended                   Six Months Ended
                                                           June 30,                            June 30,
                                                 -----------------------------      -------------------------------
                                                     2001             2000              2001              2000
                                                 ------------    -------------      -------------     -------------
                                                               (In Thousands, except per share data)
INTEREST INCOME
    Interest and fees on loans                   $      1,843    $       1,075      $       3,657    $        1,826
    Interest-earning bank deposits                         28               65                 67               161
    Interest on investment securities                     420              241                801               387
    Other                                                  14                2                 29                 4
                                                 ------------    -------------      -------------    --------------

                          TOTAL INTEREST INCOME         2,305            1,383              4,554             2,378
                                                 ------------    -------------      -------------    --------------

INTEREST EXPENSE
    Money market, NOW and
       savings deposits                                    91               99                237               181
    Time deposits                                       1,087              602              2,099             1,020
    Borrowings                                            142               51                279                82
                                                 ------------    -------------      -------------    --------------

                         TOTAL INTEREST EXPENSE         1,320              752              2,615             1,283
                                                 ------------    -------------      -------------    --------------

                            NET INTEREST INCOME           985              631              1,939             1,095

PROVISION FOR LOAN LOSSES                                 120              123                260               217
                                                 ------------    -------------      -------------    --------------

                      NET INTEREST INCOME AFTER
                      PROVISION FOR LOAN LOSSES           865              508              1,679               878
                                                 ------------    -------------      -------------    --------------

NON-INTEREST INCOME
   Service charges on deposit accounts                     97               61                179                99
   Other service fee income                                70               36                155                53
   Insurance operations                                   350              210                637               483
   Brokerage operations                                    66               32                192                72
   Other                                                   58                3                 98                 7
                                                 ------------    -------------      -------------    --------------

                      TOTAL NON-INTEREST INCOME           641              342              1,261               714
                                                 ------------    -------------      -------------    --------------

NON-INTEREST EXPENSE
   Salaries and employee benefits                         785              608              1,515             1,093
   Occupancy and equipment                                185               88                363               181
   Data processing fees                                    92               72                191               120
   Other                                                  306              370                603               674
                                                 ------------    -------------      -------------    --------------

                     TOTAL NON-INTEREST EXPENSE         1,368            1,138              2,672             2,068
                                                 ------------    -------------      -------------    --------------

INCOME (LOSS) BEFORE INCOME TAXES                         138             (288)               268              (476)

INCOME TAXES                                               --               --                 --                --
                                                 ------------    -------------      --------------   --------------

                              NET INCOME (LOSS)  $        138    $        (288)     $         268    $         (476)
                                                 ============    =============      =============    ==============

                   BASIC AND DILUTED NET INCOME
                        (LOSS) PER COMMON SHARE  $       0.08    $        (0.26)    $        0.16    $       (0.43)
                                                 ============    ==============     =============    =============

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING                                1,643,770        1,116,771          1,632,842         1,110,805
                                                 ============    =============      =============    ==============

See accompanying notes.

                            GATEWAY BANK & TRUST CO.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Unaudited)
--------------------------------------------------------------------------------

                                                                                      Accumulated
                                  Common stock          Additional                       other
                             ----------------------      paid-in     Accumulated     comprehensive         Total
                              Shares        Amount       capital       deficit       income (loss)         equity
                             ---------     --------     ----------   -----------     -------------       ---------
                                                         (Dollars in thousands)
Balance at December 31,
   2000                      1,621,792     $  8,109     $    7,470    $   (2,476)    $         338       $  13,441

Comprehensive income:
   Net income                       --           --             --           268                --             268
   Other comprehensive
     income:
     Unrealized holding
     gains on available-
     for-sale securities            --           --             --            --               (27)            (27)
                                                                                                         ---------

Total comprehensive
   income                                                                                                      241

Proceeds from issuance
   of common stock               1,000        5,000          3,330            --                --           8,330
                             ---------     --------     ----------   -----------     -------------       ---------

Balance at June 30,
   2001                      2,621,792     $ 13,109     $   10,800   $    (2,208)    $         311       $  22,012
                             =========     ========     ==========   ===========     =============       =========

See accompanying notes.

                            GATEWAY BANK & TRUST CO.
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
--------------------------------------------------------------------------------

                                                                                         Six months ended
                                                                                 ----------------------------------
                                                                                    June 30,           June  30,
                                                                                      2001               2000
                                                                                 --------------     ---------------
                                                                                          (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                             $          268     $          (476)
   Adjustments to reconcile net income (loss) to net
      cash provided (used) by operating activities:
       Depreciation and amortization                                                        143                 114
       Provision for loan losses                                                            260                 217
       Gain on sale of assets                                                               (97)                (36)
       Change in assets and liabilities:
         (Increase) decrease in accrued interest receivable                                  23                (263)
         Increase in other assets                                                          (114)                 29
         Increase (decrease) in accrued expenses and
            other liabilities                                                               306                 (40)
                                                                                 --------------     ---------------

                                                    NET CASH PROVIDED (USED)
                                                     BY OPERATING ACTIVITIES                789                (455)
                                                                                 --------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Increase (decrease) in interest-bearing deposits with banks                           (8,070)             (2,537)
   Purchases of available for sale investment securities                                (13,032)             (8,671)
   Maturities, sales and calls of available for sale securities                           9,835               2,173
   Net increase in loans from originations and repayments                               (18,013)            (16,197)
   Purchases of bank premises and equipment                                                (102)               (715)
   Purchase of FRB stock                                                                   (467)                 --
   Purchase of FHLB stock                                                                  (350)                (75)
   Net cash received (paid) in branch and
     subsidiary acquisitions                                                               (600)             15,725
                                                                                 ---------------    ---------------

                                                            NET CASH USED BY
                                                        INVESTING ACTIVITIES            (30,799)            (10,297)
                                                                                 --------------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Increase in deposits                                                                  15,096               7,007
   Net increase in FHLB advances                                                          7,000                 243
   Net repayments on other borrowings                                                       (93)                 --
   Proceeds from issuance of common stock                                                 8,330               3,173
                                                                                 --------------     ---------------

                                                           NET CASH PROVIDED
                                                     BY FINANCING ACTIVITIES             30,333              10,423
                                                                                 --------------     ---------------

                                                  NET INCREASE (DECREASE) IN
                                                     CASH AND DUE FROM BANKS                323                (329)

CASH AND DUE FROM BANKS, BEGINNING                                                        1,053               1,057
                                                                                 --------------     ---------------

                                                           CASH AND DUE FROM
                                                               BANKS, ENDING     $        1,376     $           728
                                                                                 ==============     ===============

See accompanying notes.

                            GATEWAY BANK & TRUST CO.
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


NOTE A - BASIS OF PRESENTATION

In management's opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the three and six month periods ended June 30, 2001 and 2000, in conformity with generally accepted accounting principles. Operating results for the three and six month periods ended June 30, 2001 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2001.

The organization and business of Gateway Bank & Trust Co. (the "Bank"), accounting policies followed by the Bank and other information are contained in the notes to the financial statements filed as part of the Bank's 2000 annual report on Form 10-KSB. This quarterly report should be read in conjunction with such annual report.


NOTE B - COMMITMENTS

At June 30, 2001, loan commitments are as follows:

         Commitments to extend credit                      $  1,044,000
         Undisbursed lines of credit                         19,947,000
         Standby letters of credit                              345,000


NOTE C - BUSINESS COMBINATION

On January 1, 2001, the Bank's insurance subsidiary, Gateway/Dowd & Twiddy Insurance Services, Inc., completed the acquisition of Fidelity Insurance, an independent insurance agency located in Plymouth, North Carolina. This transaction was accounted for as a purchase. A summary of the purchase price and the assets acquired is as follows.

         Purchase price:
             Portion paid in cash                          $    600,000
             Liabilities assumed                                109,529
                                                           ------------

             Total purchase price                          $    709,529
                                                           ============

         Assets acquired:
             Cash                                          $     11,523
             Property and equipment                              18,747
             Goodwill                                           679,259
                                                           ------------

             Total assets acquired                         $    709,529
                                                           ============


NOTE D - NET INCOME PER SHARE

Common equivalent shares, consisting of outstanding common stock options, had no dilutive effect during the three and six month periods ended June 30, 2001 and 2000.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 10-QSB may contain certain forward-looking statements consisting of estimates with respect to the financial condition, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company's operations, pricing, products and services.

Financial Condition at June 30, 2001 and December 31, 2000

The Bank continued its pattern of strong growth during the first and second quarters of 2001, with total assets increasing by $31.1 million, or 28.1%, to $141.8 million at June 30, 2001. This growth was principally reflected in higher total loans, which increased by $18.0 million, or 23.7%, from $75.9 million at the beginning of the year to $93.9 million at the quarter's end. The increase in loans was primarily comprised of increases of $14.9 million and $2.2 million, respectively, in commercial loans and construction loans - two areas of lending which the Bank targets. Also contributing to the significant growth of the Bank's total assets was an increase in interest-earning deposits in other banks by $8.0 million, or 154%. The growth of these deposits reflects the result of a recent stock offering that generated net proceeds of $8.3 million during the current quarter. The Bank's liquidity, which consists of cash and due from banks, interest-earning deposits in other banks and investment securities available for sale, increased by $11.9 million to $40.2 million at June 30, 2001. The Bank became a member of the Federal Reserve System during the first quarter, prompting an investment of $467,000 in stock of the Federal Reserve Bank of Richmond. In addition, the Bank added to its investment in stock of the Federal Home Loan Bank of Atlanta by $350,000, increasing its total investment to $675,000. Other assets increased by $668,000, principally as a result of goodwill of $679,000 recorded in January 2001 in connection with the successful acquisition by the Bank's insurance subsidiary, Gateway/Dowd & Twiddy Investment Services, Inc., of Fidelity Insurance in Plymouth, North Carolina, as the Bank continues to focus on insurance as a source of non-interest income.

In addition to the aforementioned proceeds from the issuance of common stock, other funding for the growth in assets and loans was provided by increases of $15.1 million and $7.0 million, respectively, in deposit accounts and advances from the Federal Home Loan Bank. Increases of $15.6 million and $3.5 million, respectively in time and demand deposits was partially offset by a decrease of $4.1 million in money market and NOW accounts. This decrease in money market and NOW accounts resulted principally from customers moving balances to investments offered through Gateway Investment Services and to certificates of deposit to take advantage of the higher rates paid on such accounts as interest rates on money market and NOW accounts declined during the period.

The Bank reported net income of $268,000 for the six months ended June 30, 2001, which, in combination with the proceeds from the sale of common stock, resulted in an increase of $8.6 million in total stockholders' equity to $22 million. All capital ratios continue to place the Bank in excess of the minimum required to be deemed a well-capitalized bank by regulatory measures.

Comparison of Results of Operations for the Three months Ended June 30, 2001 and 2000

Overview. The Bank reported net income of $138,000 or $.08 for the quarter ended June 30, 2001, as compared with a net loss of $288,000 or $.26 per share for the quarter ended June 30, 2000. While the Bank is still in the early stages of its growth and development, it has significantly enhanced operations to a level where combined revenues from interest income and non-interest sources exceed interest expense and other operating expenses.

Net Interest Income. Net interest income increased to $985,000 for the quarter ended June 30, 2001, a 56% increase over the $631,000 earned for the same period in 2000. The primary factor contributing to the significant increase in net interest income is the overall increase in interest-earning assets during the current six month period and a change in asset concentration whereby a larger percentage of interest-earning assets was concentrated in higher-yielding loans receivable. The average balance of interest-earning assets was $104.7 million during the current period, approximately 61% more than the $65.1 million for quarter ended June 30, 2000, with loans receivable representing 76% of total interest earning assets in 2001 as compared with 70% in 2000. The Bank's net interest margin decreased to 3.04% for the current period as compared to 3.90% for the same quarter a year ago.

Provision for Loan Losses. The provision for loan losses for the current period was $120,000 as compared with $123,000 for the quarter ended June 30, 2000. The level of the loan loss provision in each period was principally affected by loan growth.

Non-Interest Income. Non-interest income increased to $641,000 for the quarter ended June 30, 2001 as compared with $342,000 for the same period of 2000, an increase of $299,000. The Bank has actively pursued additional non-interest income sources outside of traditional banking operations, and the increase in non-interest income included increased income from insurance and brokerage operations of $140,000 and $34,000, respectively. Service charges on deposit accounts and other fee income increased by $36,000 and $34,000, respectively, principally as a result of the Bank's growth from period to period. Other non-interest income increased from $3,000 for the quarter ended June 30, 2000 to $58,000 for the same period of 2001. Included in the total for the second quarter of 2001, however, were gains of $57,000 generated from the sale of certain investment securities available for sale.

Non-Interest Expenses. Non-interest expenses totaled $1,368,000 for the quarter ended June 30, 2001, an increase of $230,000 over the $1,138,000 reported for first quarter of 2000. Substantially all of this increase resulted from the Bank's growth and development, including the purchase of Fidelity Insurance in January of 2001, and the opening of a new branch in August of 2000, increasing the number of full service banking locations to four. Personnel costs increased by $177,000 while the costs of occupancy and equipment and data processing expenses increased by $97,000 and $20,000, respectively. Other non-interest expenses decreased by $64,000 to $306,000 for the quarter ended June 30, 2001 as compared to $370,000 for the same period of 2000.

Comparison of Results of Operations for the Six Months Ended June 30, 2001 and 2000

Overview. The Bank reported net income of $268,000 or $.16 for the six months ended June 30, 2001, as compared with a net loss of $476,000 or $.43 per share for the six months ended June 30, 2000. While the Bank is still in the early stages of its growth and development, it has significantly enhanced operations to a level where combined revenues from interest income and non-interest sources exceed interest expense and other operating expenses.

Net Interest Income. Net interest income increased to $1.9 million for the six months ended June 30, 2001, a 77% increase over the $1.1 million earned for the same period in 2000. The primary factor contributing to the significant increase in net interest income is the overall increase in interest-earning assets during the current six month period and a change in asset concentration whereby a larger percentage of interest-earning assets was concentrated in higher-yielding loans receivable. The average balance of interest-earning assets was $110.5 million during the current period, approximately 91% more than the $57.9 million for six months ended June 30, 2000, with loans receivable representing 77% of total interest earning assets in 2001 as compared with 70% in 2000. The Bank's net interest margin decreased slightly, to 3.54% for the current period as compared to 3.80% for the same six months a year ago.

Provision for Loan Losses. The provision for loan losses for the current period was $260,000 as compared with $217,000 for the six months ended June 30, 2000. The level of the loan loss provision in each period was principally affected by loan growth.

Non-Interest Income. Non-interest income increased to $1,261,000 for the six months ended June 30, 2001 as compared with $714,000 for the same period of 2000, an increase of $547,000. The Bank has actively pursued additional non-interest income sources outside of traditional banking operations, and the increase in non-interest income included increased income from insurance and brokerage operations of $154,000 and $120,000, respectively. Service charges on deposit accounts and other fee income increased by $80,000 and $102,000, respectively, principally as a result of the Bank's growth from period to period. Other non-interest income increased from $7,000 for the six months ended June 30, 2000 to $98,000 for the same period of 2001. Included in the total for the first six months of 2001, however, were gains of $97,000 generated from the sale of certain investment securities available for sale.

Non-Interest Expenses. Non-interest expenses totaled $2,672,000 for the six months ended June 30, 2001, an increase of $604,000 over the $2,068,000 reported for first six months of 2000. Substantially all of this increase resulted from the Bank's growth and development, including the purchase of two branches in March of 2000, the purchase of Fidelity Insurance in January of 2001, and the opening of a new branch in August of 2000, increasing the number of full service banking locations from one to four. Personnel costs increased by $422,000 while the costs of occupancy and equipment and data processing expenses increased by $182,000 and $71,000, respectively. Other non-interest expenses decreased by $71,000 to $603,000 for the six months ended June 30, 2001 as compared to $674,000 for the same period of 2000.

Part II. OTHER INFORMATION

Item 4.  Submission of Matters to a Vote of Securities Holders

The Annual Meeting of Stockholders was held on May 21, 2001. Of the 1,621,792 shares entitled to vote at the meeting, 1,420,201 voted. The following matters were voted on at the meeting.

1.   Election of Directors:

     Jerry T. Womack, William Brumsey, III, Percy C. Burns, III, James H. Ferebee, Jr. and Frances Morrisette Norrell were each elected to serve three-year terms with 99% of the shares voted.

2.   Amendment to the 1999 Incentive Stock Option Plan was approved.

3. Amendment of the Amendment to the 1999 Nonstatutory Stock Option Plan was approved.

4.   The formation of a financial holding company was approved.


Item 6.  Exhibits and Reports on Form 8-K

         (a)  Exhibits.

              None

         (b)  Reports on Form 8-K.

              No reports on Form 8-K were filed by the Bank during the quarter ended June 30, 2001.

                                   SIGNATURES


Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       GATEWAY BANK & TRUST CO.


Date: August 13, 2001                  By: /s/ D. Ben Berry
                                           -------------------------------------
                                           D. Ben Berry
                                           President and Chief Executive Officer



Date: August 13, 2001                  By: /s/ Mark A. Holmes
                                           -------------------------------------
                                           Mark A. Holmes
                                           Executive Vice President and Chief
                                           Financial Officer